UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

ENDWAVE CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

29264A 20 6

(CUSIP Number)

John H. Mullan

Northrop Grumman Corporation

1840 Century Park East

Los Angeles, CA 90067

(310) 553-6262

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 7, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedules including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29264A 20 6	SCHEDULE 13D	Page 2 of 5

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Northrop Grumman Corporation; I.D. No. 95-4840775
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* NA
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 3,473,312 8 SHARED VOTING POWER NA 9 SOLE DISPOSITIVE POWER 3,473,312 10 SHARED DISPOSITIVE POWER NA

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,473,312
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.0%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 29264A 20 6	SCHEDULE 13D	Page 2 of 5

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Northrop Grumman Space & Mission Systems Corp. (formerly TRW Inc.); I.D. No. 34-0575430
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* NA
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 3,473,312 8 SHARED VOTING POWER NA 9 SOLE DISPOSITIVE POWER 3,473,312 10 SHARED DISPOSITIVE POWER NA

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,473,312
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.0%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 29264A 20 6	SCHEDULE 13D	Page 4 of 5

This Amendment No. 2 to Statement of Beneficial Ownership on Schedule 13D/A (this “Statement”) is being filed to amend the information under Item 4. None of the other information in the Reporting Persons’ original Statement of Beneficial Ownership on Schedule 13D, as amended by the Reporting Persons’ Amendment No. 1 thereto, filed with the Securities and Exchange Commission (the “Commission”) on February 14, 2003 and March 29, 2005, respectively, is being amended.

Item 4. Purpose of Transaction

Northrop Grumman Space & Mission Systems Corp, an Ohio corporation (“NGS&MS”), is a wholly owned subsidiary of Northrop Grumman Corporation, a Delaware corporation (“Northrop Grumman” and together with NGS&MS, the “Reporting Persons”). NGS&MS is the record owner of the Common Stock of Endwave Corp. (“Endwave”) covered by this Statement (the “Shares”) and thus, has the direct power to vote and direct the disposition of the Shares. As the sole parent of NGS&MS, Northrop Grumman has the indirect power to vote and dispose of the Shares.

On March 23, 2005, NGS&MS entered into a Registration Rights Agreement with Endwave (the “Registration Rights Agreement”), pursuant to which Endwave agreed to use its best efforts to publicly offer for resale 3,000,000 of the Shares in a firmly underwritten offering of Endwave’s Common Stock. On March 25, 2005, Endwave filed a Registration Statement on Form S-3 (the “Registration Statement”) with the Commission, providing for the offer and sale of 5,000,000 shares of Endwave’s Common Stock, plus an additional 750,000 shares to cover over-allotments, if any (the “Offering”), of which 3,000,000 of the offered shares were to be sold for the account of the NGS&MS and the remainder were to be sold for the account of Endwave. Accordingly, on the effectiveness of the Registration Statement, the Reporting Persons intended to dispose of 3,000,000 Shares by selling them to the underwriters of the Offering, who would distribute the Shares in the manner to be described in the final prospectus to be filed as part of the Registration Statement. The foregoing description of the Registration Rights Agreement is only a summary, and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, a copy of which was filed as Exhibit 4.2 to Endwave’s Current Report on Form 8-K filed with the Commission on March 25, 2005.

On June 15, 2005, Endwave applied for an order granting the withdrawal of the Registration Statement. On July 7, 2005, Endwave received confirmation from the Commission that consent to Endwave’s withdrawal of the Registration Statement has been granted. At the time of filing this Statement, the Reporting Persons have no plans to purchase additional shares of Endwave Common Stock in the open market or in privately negotiated transactions, but the Reporting Persons may dispose of shares of Endwave Common Stock by selling them, subject to any limitations, (a) through privately negotiated transactions, (b) through registered offerings pursuant to registration rights provided to NGS&MS under the Amended and Restated Investors’ Rights Agreement dated as of March 31, 2000, among Endwave, NGS&MS and certain other parties (the “Investors Rights Agreement”) and the Registration Rights Agreement, or (c) under Rule 144 promulgated pursuant to the Securities Act of 1933 (the “Act”). A copy of the Investors Rights Agreement was filed as Exhibit 4.2 to Endwave’s Registration Statement on Form S-1 (Registration No. 333-41302) filed with the Commission on July 12, 2000.

The Reporting Persons intend to review their investment in Endwave on a continuing basis. Depending on various factors including, without limitation, Endwave’s business prospects, other developments concerning Endwave, general economic conditions and stock market conditions, and any other facts and circumstances which may become known to the Reporting Persons, the Reporting Persons may in the future take such actions with respect to their investment in Endwave as they deem appropriate.

The Reporting Persons have no present plans or proposals which relate to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Endwave or any of its subsidiaries, (ii) a sale or transfer of a material amount of assets of Endwave or any of its subsidiaries, (iii) any change in the board of directors or management of Endwave or any of its subsidiaries, (iv) any material change in the present capitalization or dividend policy of Endwave, (v) any other material change in Endwave’s business or corporate structure, (vi) changes in Endwave’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Endwave by any person, (vii) causing a class of securities of Endwave to be delisted from a national securities exchange or cease to be quoted in an inter-dealer quotation system of a registered national securities association, (viii) a class of equity securities of Endwave becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act, or (ix) any action similar to any of those described above.

In connection with the Registration Rights Agreement, NGS&MS had entered into a letter agreement dated March 24, 2005 (the “Lock-Up Agreement”) with the representatives of the underwriters of the Offering restricting the Reporting Persons’ sale of Shares until a date 90 days after the filing of the final prospectus for the Offering. The Reporting Persons were automatically released from their obligations under the Lock-Up Agreement on June 15, 2005, upon the application by Endwave for an order granting withdrawal of the Registration Statement. The foregoing description of the Lock-Up Agreement is only a summary, and is qualified in its entirety by reference to the full text of the Lock-Up Agreement, a copy of which was filed as Exhibit 5 to Amendment No. 1 to the Reporting Persons’ Statement of Beneficial Ownership on Schedule 13D/A, filed with the Commission on March 29, 2005.

CUSIP No. 29264A 20 6	SCHEDULE 13D	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 14, 2005	NORTHROP GRUMMAN CORPORATION

	By:	/s/ Mark Rabinowitz
Mark Rabinowitz
Assistant Treasurer

Dated: July 14, 2005	NORTHROP GRUMMAN SPACE & MISSION SYSTEMS CORP.

	By:	/s/ Mark Rabinowitz
Mark Rabinowitz
Assistant Treasurer